Exhibit 2

HORIZON ENERGY DEVELOPMENT, INC.
INCOME STATEMENT
(Unaudited)

Three Months Ended September 30, 2005
Operating Revenue:
Operating Revenue	$2,751,810

Operating Expenses:
Fuel Used in Heat and Electric Generation	1,854,560
Operation and Maintenance Expenses	3,648,418
Property, Franchise & Other Taxes	176,910
Depreciation, Depletion & Amortization	7,219

Operating Expenses	5,687,107

Operating Income / (Loss)	(2,935,297)

Other Income	1,069,520

Interest Charges	1,498,173

Net Income / (Loss) Before Income Taxes	(3,363,950)

Income Taxes - Current	(1,153,286)
Income Taxes - Deferred	(5,709,476)

(6,862,762)

Minority Interest in Foreign Subsidiaries	253,888

Gain on Sale of Foreign Subsidiary	25,774,088

Net Income	$29,526,788